

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

March 7, 2017

<u>Via E-Mail</u>
Alan J. Dean
Executive Vice President and Chief Financial Officer
CBOE Holdings, Inc.
400 South LaSalle Street
Chicago, IL  60605

> **Re:   CBOE Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 21, 2017**
> **File No. 001-34774**
>
> **Form 8-K**
> **Filed January 3, 2017**
> **File No. 001-34774**

Dear Mr. Dean:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 8-K filed January 3, 2017</u>

<u>Exhibit 99.3</u>

<u>Note 4.G., page 11</u>

1.     Please tell us how you determined the reasonableness of the 25 year estimated useful life related to customer relationships and the indefinite useful life related to trading registration and licenses acquired from Bats Global Markets, Inc.  Refer to ASC 350-30-35-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or me at 202.551.3429 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
   Commodities